United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 5, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

July 30 - August 5, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	July 30, 2025
Transactions in Own Shares	July 31, 2025
Transactions in Own Shares	August 1, 2025
Transactions in Own Shares	August 4, 2025
Transactions in Own Shares	August 5, 2025

2

July 30, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 29 July 2025 it purchased a total of: (i) 35,821 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 16,694 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	29 July 2025	29 July 2025	29 July 2025	29 July 2025
Aggregate number of ordinary shares purchased	35,821	9,846	1,712	5,136
Highest price paid (per ordinary share)	USD 99.2200	GBP 74.2000	GBP 74.2000	GBP 74.2000
Lowest price paid (per ordinary share)	USD 97.9200	GBP 73.7000	GBP 73.7000	GBP 73.6000
Volume weighted average price paid (per ordinary share)	USD 98.7181	GBP 73.9538	GBP 73.9110	GBP 73.9539

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0871T_1-2025-7-29.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

July 31, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 30 July 2025 it purchased a total of: (i) 35,481 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 14,292 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	30 July 2025	30 July 2025	30 July 2025	30 July 2025
Aggregate number of ordinary shares purchased	35,481	9,539	1,697	3,056
Highest price paid (per ordinary share)	USD 100.1000	GBP 75.1000	GBP 75.2000	GBP 75.1000
Lowest price paid (per ordinary share)	USD 98.8600	GBP 74.3000	GBP 74.4000	GBP 74.5000
Volume weighted average price paid (per ordinary share)	USD 99.6658	GBP 74.6661	GBP 74.7100	GBP 74.8065

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2885T_1-2025-7-30.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

August 1, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 31 July 2025 it purchased a total of: (i) 35,945 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 17,069 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	31 July 2025	31 July 2025	31 July 2025	31 July 2025
Aggregate number of ordinary shares purchased	35,945	11,544	1,920	3,605
Highest price paid (per ordinary share)	USD 99.0000	GBP 75.1000	GBP 75.0000	GBP 75.0000
Lowest price paid (per ordinary share)	USD 97.4500	GBP 74.4000	GBP 74.4000	GBP 74.4000
Volume weighted average price paid (per ordinary share)	USD 98.3791	GBP 74.6928	GBP 74.7483	GBP 74.7270

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5098T_1-2025-7-31.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

August 4, 2025
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 01 August 2025 it purchased a total of: (i) 31,501 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 0 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	01 August 2025	01 August 2025	01 August 2025	01 August 2025
Aggregate number of ordinary shares purchased	31,501	0	0	0
Highest price paid (per ordinary share)	USD 97.9200	GBP 0.0000	GBP 0.0000	GBP 0.0000
Lowest price paid (per ordinary share)	USD 96.7200	GBP 0.0000	GBP 0.0000	GBP 0.0000
Volume weighted average price paid (per ordinary share)	USD 97.2909	GBP 0.0000	GBP 0.0000	GBP 0.0000

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme").[3] In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8012T_1-2025-8-3.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

August 5, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 4 August 2025 it purchased a total of: (i) 31,395 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 0 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	4 August 2025	4 August 2025	4 August 2025	4 August 2025
Aggregate number of ordinary shares purchased	31,395	0	0	0
Highest price paid (per ordinary share)	USD 97.9500	GBP 0.0000	GBP 0.0000	GBP 0.0000
Lowest price paid (per ordinary share)	USD 97.0850	GBP 0.0000	GBP 0.0000	GBP 0.0000
Volume weighted average price paid (per ordinary share)	USD 97.6189	GBP 0.0000	GBP 0.0000	GBP 0.0000

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/9316T_1-2025-8-4.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: August 5, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary